Exhibit 99.7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Eidos plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As in 2 above and pursuant to S. 208(5) of CA ‘85

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morgan Stanley Securities Limited (“MSSL”) hold an interest in 8,212,415 Ordinary shares, of which 7,164,350 shares are transferred from time to time to a third party on terms which give MSSL the right to require the return of an equivalent number of shares.

5. Number of shares / amount of stock acquired since last notification

1,590,034

6. Percentage of issued class acquired

1.12%

7. Number of shares / amount of stock disposed since last notification

N/a

8. Percentage of issued class disposed

N/a

9. Class of security

Ordinary shares of 2 pence each

10. Date of transaction

22 March 2005

11. Date company informed

24 March 2005

12. Total holding following this notification

8,212,415 Ordinary shares

13. Total percentage holding of issued class following this notification

5.78%

14. Any additional information

Notification received pursuant to S.198 CA ‘85

15. Name of contact and telephone number for queries

Michael Arnaouti                                 020 8636 3000

16. Name and signature of authorised company official responsible for making this notification

Jonathan Ball

Date of notification

29 March 2005

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